Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 our report dated February 27, 2009, except for the effects of the changes in disclosure for reportable segments discussed in Note 10, the changes in noncontrolling interest discussed in Note 2, and changes in earnings per share discussed in Note 2, collectively as to which the date is May 21, 2009 and except for changes in items reflected in discontinued operations discussed in Note 5, as to which the date is February 26, 2010, which appears in Colonial Properties Trust’s Annual Report on Form 10-K for the year ended December 31, 2009.
/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
February 26, 2010